UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

[X] **Form C: Offering Statement**

[ ] **Form C-U: Progress Update:**

[ ] **Form C/A: Amendment to Offering Statement:**

    [ ]   **Check box if Amendment is material and investors must reconfirm within five business days.**

[ ] **Form C-AR: Annual Report**

[ ] **Form C-AR/A: Amendment to Annual Report**

[ ] **Form C-TR: Termination of Reporting**

Name of issuer: Ajai Robotics, Inc.

Legal status of issuer:

        Form: Corporation

        Jurisdiction of Incorporation/Organization: DE

        Date of organization: 06-24-2021

Physical address of issuer: 135 EAST ALGONQUIN ROAD SUITE B ARLINGTON HEIGHTS, IL

Website of issuer: www.ajairobotics.com

Is there a Co-Issuer: No

Name of intermediary through which the offering will be conducted: DEALMAKER SECURITIES LLC

CIK number of the intermediary: 0001872856

SEC file number of intermediary: 008-70756

CRD number, if applicable, of intermediary: 315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

$20,500 onboarding fee + 8.5% of raise amount + $15,000 monthly marketing services + $2,000 monthly account management fees.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of security offered: Common Stock

Target number of securities to be offered: 10,000

Price (or method for determining price): $0.50

Target offering amount: 5,162.5

Oversubscriptions accepted: [X] Yes [ ] No

If yes, disclose how oversubscriptions will be allocated: [ ] Pro-rata basis [ ] First-come, first-served basis

[X] Other – provide a description: At the Company's discretion

Maximum offering amount (if different from target offering amount): $4,999,999.99

Deadline to reach the target offering amount: September 4, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 3

Total Assets:	Most recent fiscal year-end:	$231,546	Prior fiscal year-end:	$45,659
Cash & Cash Equivalents:	Most recent fiscal year-end:	$6,721	Prior fiscal year-end:	$3,138
Accounts Receivable:	Most recent fiscal year-end:	$150,000	Prior fiscal year-end:	$0
Short-term Debt:	Most recent fiscal year-end:	$35,000	Prior fiscal year-end:	$35,000
Long-term Debt:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Revenues/Sales:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Cost of Goods Sold:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Taxes Paid:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Net Income:	Most recent fiscal year-end:	($718,657)	Prior fiscal year-end:	($27,777)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	American Samoa	B5
X	Arizona	AZ	X	Delaware	NV	X	Guam	GU
X	Arkansas	AR	X	New Hampshire	NH	X	Puerto Rico	PR
X	California	CA	X	New Jersey	NJ	X	Northern Mariana Island	1V
X	Colorado	CO	X	New Mexico	NM	X	Virgin Islands	VI
X	Connecticut	CT	X	New York	NY			
X	Delaware	DE	X	North Carolina	NC	X	Alberta	A0
X	Florida	FL	X	North Dakota	ND	X	British Columbia	A1
X	Georgia	GA	X	Ohio	OH	X	Manitoba	A2
X	Hawaii	HI	X	Oklahoma	OK	X	New Brunswick	A3
X	Idaho	ID	X	Oregon	OR	X	Newfoundland	A4

X	Illinois	IL		X	Pennsylvania	PA		X	Nova Scotia	A5
X	Indiana	IN		X	Rhode Island	RI		X	Ontario	A6
X	Iowa	IA		X	South Carolina	SC		X	Prince Edward Island	A7
X	Kansas	KS		X	South Dakota	SD		X	Quebec	A8
X	Kentucky	KY		X	Tennessee	TN		X	Saskatchewan	A9
X	Louisiana	LA		X	Texas	TX		X	Yukon	B0
X	Maine	ME		X	Utah	UT		X	Canada (Federal Level)	Z4
X	Maryland	MD		X	Vermont	VT				
X	Massachusetts	MA		X	Virginia	VA				
X	Michigan	MI		X	Washington	WA				
X	Minnesota	MN		X	West Virginia	WV				
X	Mississippi	MS		X	Wisconsin	WI				
X	Missouri	MO		X	Wyoming	WY				

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Ajai Robotics, Inc.
(Issuer)

/s/ Srinivas Iyer, CEO
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Srinivas Iyer
(Signature)

Director, CEO, Principal Executive Officer
(Title)

September 9, 2024
(Date)

/s/ Christian Huff
_____
(Signature)

Contract CFO, Principal Accounting Officer
_____
(Title)

September 9, 2024
_____
(Date)

/s/ Ajay Sunkara
_____
(Signature)

President
_____
(Title)

September 9, 2024
_____
(Date)

/s/ Srikanth Ramamurthy
(Signature)

Director
(Title)

September 9, 2024
(Date)

/s/ Vijay Kodali
(Signature)

Director
(Title)

September 9, 2024
(Date)

/s/ Massimo Noja
(Signature)

Director
(Title)

September 9, 2024
(Date)

EXHIBIT A TO FORM C – OFFERING STATEMENT

AJAI ROBOTICS, INC.
Target Offering Amount of $5,162.50
Maximum Offering Amount of $4,999,999.99

Ajai Robotics, Inc. (the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum of 10,000 and up to a maximum of 9,685,230 shares of common stock of the Company (the "**Securities**" or "**Shares**") at a price of $0.50 per Share (this **"Offering"**). The Company will also charge investors a fee of 3.25% of their investment ("**Investor Processing Fee**"), effectively making the minimum offering amount $5,162.50 (the "**Target Offering Amount**") and the maximum offering amount of $4,999,999.99 ("**Maximum Offering Amount**"). The minimum investment for any investor is 2,000 Shares or $1,032.50 (including the Investor Processing Fee).

We must raise an amount equal to or greater than the Target Offering Amount by September 4, 2025 (the "**Offering Deadline**"). Unless we raise the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU COULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

The Company certifies that it:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

(7) Is not subject to any bad actor disqualifications under any relevant U.S. securities laws

Neither the issuer nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

The date of this Form C Offering Statement is September 9, 2024.

TABLE OF CONTENTS

[Remainder of page intentionally left blank]

ABOUT THIS FORM C

You should rely only on the information contained in this Form C, including its exhibits. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C, including its exhibits, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and its exhibits are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Ajai Robotics, Inc. is a Delaware corporation formed in 2021. The Company is an AI based robotic security firm that has developed a connected autonomous robot for detecting weapons with the aim of securing schools and other public forums from shootings.

Capital Structure

The Company is authorized to issue up to 80,000,000 shares of common stock and 20,000,000 shares of preferred stock. On May 23, 2024, the Company amended its Certificate of Incorporation to effectuate a 5 to 1 reverse stock split. As of July 5, 2024 we had approximately 14,416,000 Shares of common stock outstanding. The Company has not designated or issued any preferred stock.

Following this offering, assuming all offered Shares were sold but no bonus Shares were issued, the Company would have 24,101,230 Shares issued and outstanding. Assuming all offered Shares were sold and the maximum number of bonus Shares were issued, the Company would have 25,069,750 Shares issued and outstanding.

Investors in this offering will be required to grant the Company's CEO an irrevocable proxy to vote their Shares.

Dividends

The Company has not paid dividends in the past two years and does not intend to declare any dividends in the near future. Dividends will be declared by the Company's Board of Directors, in its sole discretion.

Transfer Restrictions

Securities purchased pursuant to Regulation CF may not be resold for one year, unless to (i) an immediate family member, (ii) the Company, (iii) an accredited investor, or (iv) through an IPO. Further, as our Shares are not registered under the Securities Act, transfers of our Shares may be effected only pursuant to exemptions under the Securities Act and as permitted by applicable state securities laws. In addition, there is no market for our Shares and none is likely to develop in the future.

The Offering

We are offering a minimum of 10,000 and up to a maximum of 9,685,230 Shares of common stock of the Company at a price of $0.50 per Share. Investors will be charged a fee of 3.25% of their subscription amount, for a Target Offering Amount to $5,162.50 and a Maximum Offering Amount to $4,999,999.99 when the Investor Processing Fee is included. The minimum investment for any investor is 2,000 Shares or $1,032.50 (including the Investor Processing Fee). If the Target Offering Amount has not been raised by the Offering Deadline of September 4, 2025, this offering will be terminated and investor funds will be returned without interest or deduction.

The Company is offering the following investor rewards based upon investment amount. These rewards will be cumulative:

$2,500 investment:	1% bonus Securities
$5,000 investment:	2% bonus Securities
$25,000 investment:	3% bonus Securities
$50,000 investment:	5% bonus Securities
$100,000 investment:	10% bonus Securities

Bonus Shares will be issued upon closing of the Offering.

In order to purchase the Securities, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C.§ 77r(b)(3)), meaning the Investor is either:

A.   an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act; or

B.   the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

i.   Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

ii.   Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

iii.   For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Shares are being offered on a "best efforts" basis. The Offering is being made through DealMaker Securities LLC (the "**Intermediary**"). The Company has also engaged affiliates of the Intermediary to provide certain technology, marketing and transfer agent services. The Intermediary and its affiliates will be entitled to receive fees related to this offering.

All committed funds will be held in an escrow account ("**Escrow Account**") with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Once we have raised the Target Offering Amount and at least 21 days from the date of this Offering Statement have passed, we intend to hold an initial closing and then conduct subsequent closings on a rolling basis thereafter. You may cancel an investment commitment up until 48 hours prior to the Offering Deadline, or such earlier time as the Company designates for your closing pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

OFFICERS AND DIRECTORS OF THE COMPANY

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Position and Offices Held	Term of Office
Ajay Sunkara	Director, President	June 2021 - Present
Srinivas Iyer	Director, CEO	June 2021-Present
Vijaya Challa	Technology Director	February 2023- Present
Srikanth Ramamurthy	Director, Lead Operations	June 2021-Present
Vijay Kodali	Director	September 2023 -Present
Massimo Noja	Director	September 2023-Present
Christian Huff	Contract Advisory CFO	November2023-Present

Ajay Sunkara:
Mr. Sunkara is the President and a director of the Company. He is principally responsible for execution of the board of directors' policies and ensure departments function to plan, work with leadership team to ensure company meets its goals, communication to external parties and stakeholders and manage budgets and finances. He is a serial entrepreneur and currently serves as a director for Usha Rama College of Engineering and Advansoft International, co-founded Best Brains Learning Center and is the managing partner of multiple breweries, manufacturing and technology firms. In the last three years, Mr. Sunkara has worked for the following companies:

Company: Best Brains

Title: Co-founder and Director

Dates of Service: May 2011- Present

Description of Duties: Defining organization's vision and long term strategic direction, ensuring availability of resources to achieve goals, ensuring maintenance of company standards of education across all franchises, provide guidance to franchise to help them succeed and manage budgets, funding to ensure sustainability and growth.

Company: Nala Robotics

Title: Co-founder and CEO

Dates of Service: Dec 2017-Present

Description of Duties: Guiding the organization through various stages of development and growth, building and leading the team, raising capital, establishing partnerships with stakeholders and representing the company to media, investors and the public.

Company: Advansoft Intl

Title: Director

Dates of Service: Dec 2023-Present

Description of Duties: Managing a department of software consultants, developers and other IT staff, ensure project completion on time, analyzing client systems and processes to identify areas of improvement and fostering strong relationships with clients and stakeholders for satisfaction.

Srinivas Iyer
Mr. Iyer is the CEO and a director of the Company. Mr. Iyer is responsible for overseeing the Company's operations. He has is MS from Rutgers and an MBA from the Kelley School of Business. He has spent 15 years in manufacturing and new product introduction. He has experience in the technology, auto, and aero industries. In the last three years, Mr. Iyer has worked for the following companies:

Company: ZT Systems

Title: Sr Manager of Product Operations

Dates of Service: July 2019-Present

Description of Duties: Manage and oversee on-time delivery of hyperscale datacenter New Product Introduction (NPI) Programs, drive internal strategic initiatives in partnership with cross-functional teams, support engineering teams to enable factory for adoption of products through their lifecycle of concept, ramp and mass production.

Vijaya Challa
Mr. Challa is the Technology Director for the Company. His primary responsibilities are oversight of development technology. He has a BS and MS in computer science. He has spent 20 years in SW design, development, and delivery and is experienced in identity & security solutions architecture. In the last three years, Mr. Challa has worked for the following companies:

Company: Verizon Inc.

Title: Distinguished Engineer - Cloud

Dates of Service: June 2013 till present

Description of Duties: Lead architecture and implementation for Cloud Engineering and Governance Organization, lead the migration of DevOps pipelines to AWS, evaluated advanced technologies such as homomorphic encryption, quantum computing, consolidate disparate authentication systems.

Srikanth Ramamurthy
Mr. Ramamurthy is a director of and lead operator for the Company. His primary responsibilities are to help define product vision and strategy, work with product leadership to create product strategy roadmap, collaborate with external partner and business teams as point of contact. He has a MBA in marketing and 22 years in IT, product design, and development. In the last three years, Mr. Ramamurthy has worked for the following companies:

Company: Advansoft Intl

Title: Director

Dates of Service: September,2010 till Present

Description of Duties: Define Product Strategy and create roadmap, Formulate and Enforce IT policies to ensure compliance with regulations and best practices, manage IT budgets, advance leadership on IT opportunities and communicate issues within organization.

Vijay Kodali
Mr. Kodali is a director of the Company. He has an MS from Syracuse and MBA from the Tepper School of Business. He has 20 years in engineering and management and experience in managing consulting, supply chain and procurement technology. He is the co-founder of Nala Robotics with Mr. Sunkara. In the last three years, Mr. Kodali has worked for the following companies:

Company: HICX

Title: Director of Professional Services

Dates of Service: 01/2020 to 08/2022

Description of Duties: SaaS software solution architect and professional services

Company: The Shelby Group now part of Accenture

Title: Sr. Manager

Dates of Service: 01/2014 to 01/2020

Description of Duties: Management consulting in supply-chain

Massimo Noja
Mr. Noja is a director of the Company. He is an entrepreneur with 20 years experience in restaurant automation and food technology. He is a director of Nala Robotics and served as a director of Kitchen United. He has past leadership, ownership and operations experience in the restaurant industry. In the last three years, Mr. Noja De Moro has worked for the following companies:

Company: Miso Robotics

Title: Director

Dates of Service: Sept 2019 to Sept 2023

Description of Duties: Advisor

Company: Kitchen United Inc

Title: COO

Dates of service: 10/2017 - 5/2020

Description of duties: COO

<u>Christian Huff</u>
Christian Huff is serving in a contract capacity as the Company's advisory CFO. He is responsible for overseeing the corporate finance and accounting transactions; financial planning and analysis; cash flow management, external audits, and other finance-related procedures. He is a certified public accountant and has a double BA in Economics and Spanish from UC Santa Barbara. He has 16+ years in accounting and finance while holding management and executive roles in multiple companies. He has worked for the following companies:

Company: Miso Robotics & Vebu

Title: CFO

Dates of Service: April 2022 to June 2023

Description of Duties: Overseeing the Corporate Finance and Accounting Transactions of the Company

Company: Ordermark Inc. & Nextbite

Title: VP of Accounting & Finance

Dates of Service: May 2019 to April 2022

Description of Duties: Overseeing the Corporate Finance and Accounting Transactions of the Company

Company: Neilson Financial Services US & UK

Title: Head of Accounting & Finance – Corporate Financial Controller US & UK

Dates of Service: June 2019 to May 2019

Description of Duties: Overseeing the Corporate Finance and Accounting Transactions of the Company

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law and the Company's Bylaws. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

PRINCIPAL SECURITY HOLDERS

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities as of July 5, 2024, calculated on the basis of voting power. The following is based on there being a total of 14,416,000 Shares issued and outstanding as of July 5, 2024.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Ajay Sunkara	7,135,128 common Shares	49.4945%

BUSINESS

Description of the Business

Ajai Robotics, Inc. is a Delaware corporation formed in 2021. The Company is an AI based robotic security firm that has developed a connected autonomous robot for detecting weapons with the aim of securing schools and other public forums from shootings.

The Company was designed by a group of engineers and parents who were shaken by the shooting incident in Parkland, Florida. Using advanced technology, the Company protects communities against potential threats to schools. The Company provides next generation robotics designed to secure our schools and safeguard our children. The Company utilizes Artificial Intelligence based robotics to provide a shield of protection that is instant, constant and prioritizes life. The Company provides a turnkey school security system with custom hardware installed, monitored and maintained by the Company. The Company's robots deploy smart surveillance, weapon detection and identification, evacuation route charting and navigation, deterrence maneuver determination and execution, person of interest facial recognition, and behavioral pattern recognition.

Unlike some human security providers, the Company's products will not hesitate to provide security quickly and reliably. Our robots are empowered to use safe, non-lethal defenses and will continually teach themselves to make better decisions. Our robots take video that can be reviewed for firsthand recollection.

In addition to school safety, our technology could be used for businesses, concerts, sports events, malls, theaters, and neighborhoods. Our technology is applicable wherever there is a need for a security guard.

Market Opportunity

School mass shooting trends have been growing at higher rates with 2023 being the highest. At least 32 states have established a school safety entity, including centers, boards or offices. At least 44 states and the District of Columbia require a school safety plan in statute or regulation. At least 30 states and the District of Columbia require law enforcement agencies to be involved in the creation of a school safety plan. Emergency Response Procedures are the most required component of school safety plans (28 states). At least 45 states require schools to conduct safety or security drills in state statutes or regulations. Other states may require drills through handbooks, guides or other rules. At least 17 states require local law enforcement agencies to be involved in conducting school safety drills. We expect our first target market to be school security. We may then expand into other security systems markets.

In 2020, the global commercial security systems market was approximately $195.32B and is estimated to grow to $376.34B by 2028.[1]

Intellectual Property

The Company has applied for a single patent for "SYSTEMS AND METHODS FOR AN AUTOMOUS SECURITY SYSTEM." The Company also has applied for the trademark "Ajai" in reference to its technology. No patent or trademark protection has been approved as of the date of this Offering Statement.

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[1] Verified Market Research

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Company's Business and Industry

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of many factors, including the inherent business risks associated with our Company and present and future market conditions. Our business currently generates negligible revenue and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, it may materially harm our business, financial condition, and results of operations.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our systems or products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of our products. A disruption, infiltration, or failure of our information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data, and performance delays, which in turn could adversely affect our business.

Security breaches of confidential user information in connection with our products may adversely affect our business.

Our business will require the collection, transmission, and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, users' or other proprietary data or other breach of our information technology systems could result in fines, legal claims, or proceedings.

Supply chain disruptions could be harmful to our operations.

Supply chain disruption poses a significant risk to our Company, and could negatively impact our ability to innovate, manufacture, and deliver products to customers effectively. Our Company relies on complex global supply networks, involving intricate chains of suppliers, manufacturers, and distributors. Any disruption, whether due to natural disasters, geopolitical tensions, or unexpected events like the recent COVID-19 pandemic, can lead to shortages in essential components. This means potential delays in production and shipment, increased costs due to expedited sourcing, and, ultimately, dissatisfied customers. Moreover, the high-tech nature of robotics demands specialized components, often sourced from a handful of suppliers, intensifying the vulnerability. We must invest in diversified supply sources, develop robust contingency plans, but may still have our operations negatively impacted due to shortages.

The failure of our products to operate properly could negatively impact our reputation and success.

In the world of robotics, technology failure is a critical and inevitable challenge that companies often face. Despite meticulous planning, product testing, and cutting-edge innovations, these failures can occur due to various reasons, such as software glitches, hardware malfunctions, or even unexpected factors. When a technology failure strikes, it not only halts the progress of ongoing projects but also poses significant financial and reputational risks for robotics companies. These failures can lead to delayed product launches, dissatisfied customers, and strained relationships with stakeholders. Moreover, in the rapidly evolving field of robotics, failure to address technological shortcomings promptly can result in a loss of competitive advantage, as competitors are quick to capitalize on any weaknesses. Therefore, the ability of our Company to swiftly identify, rectify, and learn from these failures is crucial. It necessitates a culture of constant innovation, rigorous testing, and adaptability to emerging challenges, ensuring that failures become stepping stones for future advancements rather than insurmountable obstacles. If the Company fails to respond timely to any disruptions, or if the Company faces too many failures in the technology used for its products, it could severely harm the Company brand and the Company's ability to source customers and market and sell our products.

Our Company is subject to legal risk if customers, or others, are injured due to product defects related to our products or our data is breached.

Our Company is developing products for security which may involve non-lethal weapons. Any accidents or malfunctions caused by our products leading to property damage, injuries, or even loss of life could be detrimental to the Company. Determining responsibility in such cases can be difficult, especially when autonomous robots are involved, as it raises questions about software errors, hardware failures, or user misuse. The Company could be subject to litigation if our products are involved in any such cases. Additionally, issues related to data security and privacy are crucial. In addition, our Company deals with vast amounts of sensitive data, raising concerns about potential breaches and misuse of information, leading to legal consequences. Intellectual property theft and patent infringements are other liability risks, with competitors and individuals keen on exploiting cutting-edge technology. Ensuring comprehensive and robust insurance coverage, implementing stringent quality control measures, and staying abreast of evolving regulations are vital steps for our Company to mitigate these liability risks effectively. Furthermore, fostering transparent communication with stakeholders, including customers, regulatory bodies, and the general public, can enhance trust and contribute to responsible development and deployment of our robotic technologies.

Our products include artificial intelligence robots which present specialized risks related to the use of artificial intelligence in products.

The integration of artificial intelligence (AI) with robotics products has undoubtedly revolutionized various industries, but it also comes with its fair share of risks and challenges. One of the primary concerns is ethical concerns surrounding the use of AI in robotics, particularly in situations where these machines are endowed with decision-making capabilities. AI robots rely on complex algorithms and large datasets, making them susceptible to hacking and malicious manipulation. Issues related to privacy and data security also arise, as AI systems often rely on vast amounts of data, raising concerns about how this data is collected, stored, and utilized. Furthermore, there are concerns about the reliability and safety of AI-driven robots where a malfunction or error could have severe consequences. Additionally, there's the fear of widespread job displacement as automation continues to advance, leading to significant societal and economic challenges, which could make it more difficult to market our products. Moreover, the rapid evolution of AI technology makes it challenging for regulatory frameworks to keep pace, potentially leading to inadequate oversight and governance. Striking a balance between innovation and addressing these risks is crucial for us to be able to successfully market our products and to ensure the responsible and ethical deployment of AI in our products.

If we are not able to maintain and enhance our brand, our ability to expand our base of users, marketers, and developers may be impaired. and our business and financial results may be harmed.

We believe that our brand will contribute to the success of our business. Maintaining and enhancing our brand will depend largely on our ability to continue to provide useful, reliable, trustworthy, and innovative products, which we may not do successfully. We may introduce new products that users do not like, which may negatively affect our brand and products. We may also experience media, legislative, or regulatory scrutiny of our actions or decisions regarding product development, data use, encryption, product design, advertising, competition, and other issues, which may in the future adversely affect our reputation and brand.

Further, the importance of brand recognition will increase as competition in the Company's market increases. Successfully promoting and positioning our brand, products and services will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase the Company's financial commitment to create and maintain brand awareness. If we fail to successfully promote our brand name or if the Company incurs significant expenses promoting and maintaining our brand name, it will have a material adverse effect on the Company's results of operations.

We may not be able to continue to successfully maintain or grow usage of and engagement with applications that integrate with our products.

We may not be able to continue to successfully maintain and develop new software and other applications that integrate with our products. We have made and are continuing to make investments to enable developers to build, grow, and monetize applications that integrate with our products. Such existing and prospective developers may not be successful in building, developing, and creating existing and new software that successful integrates with and improves our products. If we are not successful in our efforts to maintain and improve software that integrate with our products or we are unable to continue to build and maintain good relations with our developers, the development of existing and new products may suffer, we may have difficulties competing in the market space, and our financial results may be adversely affected.

The markets for our products may develop more slowly than we expect, or may be negatively impacted by market conditions.

The markets for our products are large. However, our success will depend on continued growth of these markets. In particular, we do not know how successful the adoption of our products will be. In part, this may depend on how well we compete with our competitors in this space who may have more resources and time in the industry than we do. We will incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop market share. If the market for our products does not develop as we anticipate, or does not continue to grow, or grows more slowly than we expect, our operating results will be harmed.

Additionally, concerns about the systemic impact of a potential widespread recession (in the U.S. or internationally) or geopolitical issues could lead to increased market volatility and diminished growth expectations, which in turn could result in reductions in spending by our existing and prospective customers. Prolonged economic slowdowns may result in lower sales of our products. As a result, broadening or protracted extension of an economic downturn could harm our business, revenue, results of operations, and cash flows.

Protection of electronically stored data and other cybersecurity is costly, and if our data or systems are materially compromised in spite of this protection, we may incur additional costs, lost opportunities, damage to our reputation, disruption of service or theft of our assets.

We maintain information necessary to conduct our business, including confidential and proprietary information as well as personal information regarding our customers and employees, in digital form. We also use computer systems to develop our products and services and operate our businesses. Data maintained in digital form is subject to the risk of unauthorized access, modification, exfiltration, destruction or denial of access and our computer systems are subject to cyberattacks that may result in disruptions in service. We use many third-party systems and software, which are also subject to supply chain and other cyberattacks. Identifying and mitigating cyber risks is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Accordingly, despite our efforts, the risk of unauthorized access, modification, exfiltration, destruction, or denial of access with respect to data or systems and other cybersecurity attacks cannot be eliminated entirely, and the risks associated with a potentially material incident remain. In addition, we provide some confidential, proprietary, and personal information to third parties in certain cases when it is necessary to pursue business objectives. While we obtain assurances that these third parties will protect this information and, where we believe appropriate, monitor the protections employed by these third parties, there is a risk the confidentiality of data held by third parties may be compromised.

If our information or cyber security systems or data are compromised in a material way, our ability to conduct our business may be impaired, we may lose profitable opportunities or the value of those opportunities may be diminished and as described above, we may lose revenue. If personal information of our customers or employees is misappropriated, our reputation with our customers and employees may be damaged resulting in loss of business or morale, and we may incur costs to remediate possible harm to our customers and employees or damages arising from litigation and/or to pay fines or take other action with respect to judicial or regulatory actions arising out of the incident. Insurance we obtain may not cover losses or damages associated with such attacks or events. Our systems and the systems of third parties with whom we engage are continually attacked.

Technology systems failures and/or network disruptions could negatively impact our business.

The Company is exposed to risk from information technology system failures or network disruptions caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, ransomware or other cybersecurity incidents, or other events or disruptions. System redundancy and other continuity measures may be ineffective or inadequate, and the Company's or its vendors business continuity and disaster recovery planning may not be sufficient for all eventualities. Such failures or disruptions can adversely impact the Company's business by, among other things, preventing access to the Company's online services, interfering with customer transactions or impeding the manufacturing and shipping of the Company's products. These events could materially adversely affect the Company's business, reputation, results of operations and financial condition.

Reliance on third-party service providers creates risks for the Company.

Some of the Company's operations may rely on the Company's third-party service providers to host and deliver parts, services, and data. Any interruptions, delays, or disruptions in and to the delivery of such services, security, or data, including without limitation any privacy breaches or failures in data collection, could expose the Company to liability and harm the Company's business and reputation.

The Company's success depends in part on the experience and skill of the board of directors, its executive officers, and key employees.

We are dependent on our board of directors, executive officers, and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers, and/or key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company's Board of Directors and executives have significant flexibility with regard to the Company's operations and investments.

The Company's agreements and arrangements with its management and their affiliates have been established by the Board of Directors and may not be on an arm's-length basis. The Board of Directors and our executives have considerable discretion with respect to all decisions relating to the terms and timing of transactions.

There may be significant conflicts of interest between the management and the Company.

Our management may engage in activities other than the ownership, service, and management of the Company, some of which may have similar objectives as the Company.

The liability of the management is limited.

As a result of certain exculpation and indemnification provisions in the Certificate of Incorporation and Bylaws, the Company's Board of Directors and officers may not be liable to the Company or its investors for errors of judgment or other acts or omissions not constituting fraud, intentional misconduct, criminal act, or gross negligence. A successful claim for such indemnification would deplete the assets of the Company by the amount paid.

The borrowing of funds increases the risks of adverse effects on the Company's financial condition.

The Company may seek other capital sources if needed in the future to execute its business plan. The Company may incur certain indebtedness with debt financing to raise that capital. Payments of principal and interest will reduce cash available for distribution and/or reserve funds set aside for contingencies. If variable rate debt is incurred, increases in interest rates would increase interest costs, which would reduce the Company's returns. If the Company is unable to obtain such financing, that failure to do so may have a material and adverse effect on the Company's operations. In such an event, investors could lose some or all of their investments.

We rely on suppliers to provide equipment, components, and services.

Our business requires that we buy equipment, components, and services including finished products, electronic components, and commodities. Our reliance on suppliers involves certain risks, including: shortages of components, commodities, or other materials, which could adversely affect our manufacturing efficiencies and ability to make timely delivery of our products, solutions, and services; changes in the cost of these purchases due to inflation, exchange rate fluctuations, taxes, tariffs, commodity market volatility, or other factors that affect our suppliers; poor quality or an insecure supply chain, which could adversely affect the reliability and reputation of our hardware and software products, solutions, and services; embargoes, sanctions, and other trade restrictions that may affect our ability to purchase from various suppliers; and intellectual property risks such as challenges to ownership of rights or alleged infringement by suppliers. Certain skills and experiences are very competitive, and difficulty attracting, developing, and retaining members of our management team and key employees could have a negative effect on our business, operating results, and financial condition. Maintaining a positive and inclusive culture and work environment, offering attractive compensation, benefits, and development opportunities, and effectively implementing processes and technology that enable our employees to work effectively and efficiently are important to our ability to attract and retain employees.

We rely heavily on technology in our hardware and software products, solutions, and services for our customers' manufacturing environment, and in our enterprise infrastructure.

Despite the implementation of security measures, our systems are vulnerable to unauthorized access by nation states, hackers, cyber-criminals, malicious insiders, and other actors who may engage in fraud, theft of confidential or proprietary information, or sabotage. Our systems could be compromised by malware (including ransomware), cyber-attacks, and other events, ranging from widespread, non-targeted, global cyber threats to targeted advanced persistent threats. Given that our hardware and software products, solutions, and services are used in critical infrastructure, these threats could indicate increased risk for our products, services, solutions, manufacturing, and IT infrastructure. Past global cyber-attacks have also been perpetuated by compromising software updates in widely used software products, increasing the risk that vulnerabilities or malicious content could be inserted into our products. In some cases, malware attacks were spread throughout the supply chain, moving from one company to the next via authorized network connections. Levels of innovation, and the development process is often lengthy and costly. If we are not able to anticipate, identify, develop, and market products that respond to changes in customer preferences and emerging technological and broader industry trends, demand for our products could decline.

If our products contain significant defects, we could incur significant expenses to remediate such defects, our reputation could be damaged, and we could lose market share.

Our hardware and software product offerings are complex and may contain defects or security vulnerabilities, or experience failures or unsatisfactory performance due to any number of issues in design, fabrication, packaging, materials and/or use within a system. These risks may increase as our products are introduced into new devices, markets, technologies and applications or as new versions are released. Some errors in our products or services may only be discovered after a product or service has been shipped or used. Undiscovered vulnerabilities in our products or services could expose our end customers to unscrupulous third parties who develop and deploy malicious software programs that could attack our products or services. Any such defect may cause us to incur significant warranty, support and repair or replacement costs as part of a product recall or otherwise, write-off the value of related inventory, and divert the attention of our engineering personnel from our product development efforts to find and correct the issue. An error or defect in new products or releases or related software drivers after commencement of commercial shipments could result in failure to achieve market acceptance, loss of design wins, and harm to our relationships with existing and prospective customers and partners and consumers' perceptions of our brand, which would in turn negatively impact our business operations, gross margin, revenue and/or financial results. We may be required to reimburse our customers, partners or consumers, including for costs to repair or replace products in the field. If a product liability claim is brought against us, the cost of defending the claim could be significant and would divert the efforts of our technical and management personnel and harm our business. Further, our business liability insurance may be inadequate or future coverage may be unavailable on acceptable terms, which could adversely impact our financial results.

Issues relating to the responsible use of AI in our offerings may result in reputational harm and liability.

Concerns relating to the responsible use of new and evolving technologies, such as AI, in our products and services, may result in reputational harm and liability, and may cause us to incur costs to resolve such issues. We are increasingly building AI capabilities into many of our products and services. AI presents risks and challenges that could affect its adoption, and therefore our business. AI poses emerging ethical issues and if we enable or offer solutions that draw controversy due to their perceived or actual impact on society, or if we are unable to develop effective internal policies and frameworks relating to the responsible development and use of AI models and systems offered through our sales channels, we may experience brand or reputational harm, competitive harm or legal liability. Compliance with government regulation in the area of AI ethics may also increase the cost of related research and development. Our failure to address concerns relating to the responsible use of AI by us or others could undermine public confidence in AI and slow adoption of AI in our products and services or cause reputational harm.

We have substantial doubt in our ability to continue as a going concern.

The accompanying financial statements have been prepared assuming we will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. Our independent registered public accounting firm has issued a report that includes an explanatory paragraph referring to our recurring losses from operations and expressing substantial doubt in our ability to continue as a going concern without additional capital becoming available.

We believe that the successful completion of this Offering will eliminate this doubt and enable us to continue as a going concern; however, if we are unable to raise sufficient capital in this Offering, we may need to obtain alternative financing or significantly modify our operational plans in order to continue operations.

We will need additional financing to continue to fund our operations. We may raise capital through loans from current stockholders, public or private equity or debt offerings, grants, or strategic arrangements with third parties. There can be no assurance that additional capital will be available to us on acceptable terms, or at all.

Economic conditions in the current period of disruption and instability could adversely affect our ability to access the capital markets, in both the near and long term, and thus adversely affect our business and liquidity.

The current economic conditions related to inflation and rising interest rates have had, and likely will continue to have for the foreseeable future, a negative impact on the capital markets. Even if we can raise capital, it may not be at a price or on terms that are favorable to us. We cannot predict the occurrence of future disruptions or how long the current conditions may continue.

Current uncertainty in global economic conditions, including volatility and inflation resulting from geopolitical events, could adversely affect our revenue and business.

Global inflation increased during 2022 and 2023. The Russia-Ukraine and Israeli-Palestinian conflicts and other geopolitical tensions, as well as the related international response, have exacerbated inflationary pressures, including causing increases in the price for goods and services and exacerbated global supply chain disruptions, which have resulted in, and may continue to result in, shortages in materials and services and related uncertainties. Such shortages have resulted in, and may continue to result in, cost increases for labor, fuel, materials and services, and could continue to cause costs to increase, and also result in the scarcity of certain materials. We cannot predict any future trends in the rate of inflation or volatility spill-over effects between international financial markets, or other negative economic factors or associated increases in our operating costs and how that may impact our business. To the extent we are unable to recover higher operating costs resulting from inflation or otherwise mitigate the impact of such costs on our business, our revenues and gross profit could decrease, and our financial condition and results of operations could be adversely affected. Supply chain disruptions could represent a challenge for the company which may have a material adverse effect in the Company's operations. In order to mitigate the possible effects of supply chain disruptions, management is continuously monitoring global economic conditions and has taken actions to prevent or minimize the impact resulting from these supply chain disruptions, such as the use of multiple vendors that supply the identical parts, making minor engineering modifications to our products for ease and speed of changing components and increasing our inventory to shorten delivery times to our customers. Our efforts are intended to have no impact on our product quality, reliability or regulatory approvals.

Failure to effectively manage our expected growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our expected growth could place a strain on our managerial, operational and financial resources. Any further growth by us, or any increase in the number of our strategic relationships, will increase the strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to implement our business plan and could have a material adverse effect on our financial condition, business prospects and operations and the value of an investment in our company.

We will need to achieve commercial acceptance of our products to continue to generate revenues and sustain profitability.

We may not be able to successfully commercialize our products, and even if we do, we may not be able to do so on a timely basis. Superior competitive technologies may be introduced, or customer needs may change, which will diminish or extinguish the commercial uses for our applications. We cannot predict when significant commercial market acceptance for our products will develop, if at all, and we cannot reliably estimate the projected size of any such potential market. If the markets fail to accept our products, then we may not be able to generate revenues from the commercial application of our technologies. Our revenue growth and profitability will depend substantially on our ability to manufacture and deploy additional products required by each of our potential customers.

Our expenses could increase without a corresponding increase in revenues.

Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our financial results and on your investment. Factors which could increase operating and other expenses include but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

Our bank accounts will not be fully insured.

The Company's regular bank accounts and the escrow account for this Offering each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of the Company's banks should fail, we may not be able to recover all amounts deposited in these bank accounts.

We may be unable to adequately protect our proprietary rights.

The Company currently does not have any of its intellectual property protected by patents or trademarks, but has applied for such protections. There is no guarantee that we will be granted any or all of the intellectual property right protections for which we apply. Our success will depend on our ability to obtain and maintain meaningful intellectual property protection for our intellectual property. The names and/or logos of Company brands may be challenged by holders of trademarks who file opposition notices, or otherwise contest trademark applications by the Company for its brands. Similarly, domains owned and used by the Company may be challenged by others who contest the ability of the Company to use the domain name or URL. Such challenges could have a material adverse effect on the Company's financial results as well as your investment.

Not currently having any patents protecting our intellectual property can pose several risks for the Company. Some of the key risks include:

Lack of Protection: One of the most significant risks is the lack of legal protection for our products. Without a patent, others can freely use, make, sell, or distribute similar products without the Company's permission. This can lead to direct competition and potential loss of market share and revenue.

Loss of Competitive Edge: Patents provide a competitive advantage by excluding others from making, using, or selling the patented invention. Without this exclusivity, competitors of the Company can quickly replicate the Company's products and offer similar products or services, eroding our market position.

Limited Market Value: Patented inventions often have higher market value compared to non-patented ones. When a company is valued, its patent portfolio can significantly contribute to its overall worth. Without patents, the intellectual property assets of the Company are diminished.

Challenges in Licensing: If we want to license our products to others in the future, having a patent is crucial. Companies will be more likely to license patented technologies because they offer legal protection against competitors, ensuring a more stable revenue stream.

Vulnerability to Litigation: Without patents, the Company could face challenges from competitors who claim that it is infringing on their patented technologies. Legal battles can be costly and time-consuming, potentially leading to financial losses and damage to the Company's reputation.

Changes in the economy could have a detrimental impact on the Company.

Changes in the general economic climate could have a detrimental impact on consumer expenditure and therefore on the Company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may adversely affect customers' confidence and willingness to spend. Any such events or occurrences could have a material adverse effect on the Company's financial results and on your investment.

Our operating plan relies in large part upon assumptions and analyses developed by the Company. If these assumptions or analyses prove to be incorrect, the Company's actual operating results may be materially different from our forecasted results.

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to:

- whether the Company can obtain sufficient capital to sustain and grow its business;
- our ability to manage the Company's growth;
- whether the Company can manage relationships with key vendors and advertisers;
- demand for the Company's products and services;
- the timing and costs of new and existing marketing and promotional efforts and/or competition;
- the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;
- the overall strength and stability of domestic and international economies
- consumer spending habits.

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

Our business is speculative and our operations may not be profitable.

Our present business plans are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we may experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable.

Our business model is evolving.

Our business model is unproven and is likely to continue to evolve. Accordingly, our initial business model may not be successful and may need to be changed. Our ability to generate significant revenues will depend, in large part, on our ability to successfully market our products to potential users who may not be convinced of the need for our products and services or who may be reluctant to rely upon third parties to develop and provide these products. We intend to continue to develop our business model as the Company's market continues to evolve.

Our employees may engage in misconduct or improper activities.

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

Our business depends on our ability to manufacture various pieces of equipment, many of which are quite large. Any disruption in our manufacturing ability will adversely affect our business and operations.

Our business involves manufacturing and plant operation risks of delay that may be outside of our control. Production or services may be delayed or prevented by factors such as adverse weather, strikes, energy shortages, shortages or increased costs of materials, inflation, environmental conditions, legal matters and other unknown contingencies. Our business also requires certain manufacturing apparatus to manufacture the equipment. If the manufacturing apparatus were to suffer major damage or are destroyed by fire, abnormal wear, flooding, incorrect operation or otherwise, we may be unable to replace or repair such apparatus in a timely manner or at a reasonable cost, which would impact our ability to stay in production or service. Any significant downtime of the equipment manufacturing could impair our ability to produce for or serve customers and materially and adversely affect our results of operations. In addition, changes in the equipment plans and specifications, delays due to compliance with governmental requirements or impositions of fees or other delays could increase production costs beyond those budgeted for the business. If any cost overruns exceed the funds budgeted for operations, the business would be negatively impacted.

Any accident at our manufacturing facilities could subject us to substantial liability.

The manufacturing and operation of the equipment involves hazards and risks which could disrupt operations, decrease production and increase costs. The occurrence of a significant accident or other event that is not fully insured could adversely affect our business, financial condition, results of operations and cash flows.

If critical components become unavailable or our suppliers delay their production of our key components, our business will be negatively impacted.

Our ability to get key components to build our equipment is crucial to our ability to manufacture our products. These components are supplied by certain third-party manufacturers, and we may be unable to acquire necessary amounts of key components at competitive prices.

If we are successful in our growth, outsourcing the production of certain parts and components would be one way to reduce manufacturing costs. We plan to select these particular manufacturers based on their ability to consistently produce these products according to our requirements in an effort to obtain the best quality product at the most cost-effective price. However, the loss of all or any one of these suppliers or delays in obtaining shipments would have an adverse effect on our operations until an alternative supplier could be found, if one may be located at all. If we get to that stage of growth, such loss of manufacturers could cause us to breach any contracts we have in place at that time and would likely cause us to lose sales. Supply chain disruptions could represent a challenge for the company which may have a material adverse effect in the Company's operations. In order to mitigate the possible effects of supply chain disruptions, the Company is continuously monitoring global economic conditions and has taken actions to prevent or minimize the impact resulting from these supply chain disruptions, such as the use of multiple vendors that supply the identical parts, making minor engineering modifications to our products for ease and speed of changing components and increasing our inventory to shorten delivery times to our customers. Our efforts will have no impact on our product quality, reliability or regulatory approvals.

Any shortage of skilled labor would have a detrimental impact on our ability to provide our products and services.

The manufacturing and operating of the equipment require skilled laborers. In the event there is a shortage of labor, including skilled labor, it could have an adverse impact on our productivity and costs and our ability to expand production in the event there is an increase in demand for our product or services.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

The Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts.

The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase Securities may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

As part of this investment, each Investor will be required to agree to the terms of the subscription agreement included an exhibit to this Form C. In the agreement, Investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit the ability of Investors to bring claims in judicial forums that they find favorable to such disputes, may increase Investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

Financial projections may be wrong.

Certain financial projections concerning the future performance of our business are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.

These and all other financial projections, and any other statements previously provided to the Purchaser relating to the Company or its prospective business operations that are not historical facts, are forward-looking statements that involve risks and uncertainties. Sentences or phrases that use such words as "believes," "anticipates," "plans," "may," "hopes," "can," "will," "expects," "is designed to," "with the intent," "potential" and others indicate forward-looking statements, but their absence does not mean that a statement is not forward- looking.

Such statements are based on our Manager's current estimates and expectations, along with currently available competitive, financial, and economic data. However, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements.

The Company has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the per-share price from an internal valuation analysis that includes a comparison of companies in the same industry and information from sales requests. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment, and it is higher than the net tangible book value per share of the Company's two classes of common stock (collectively, the "Common Stock") immediately before the commencement of this Offering. Because of the uncertainty of the Company's valuation, we cannot assure you that you would be able to resell the Shares at the offering price (or at any other price), and you risk overpaying for your investment.

If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Manager.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "Reg. CF Exemption"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we would be required to register such Series with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Manager and may divert attention from management of the Company.

Shares are being offered under an offering exemption, and if it were later determined that such exemption was not available, purchasers would be entitled to rescind their purchase agreements.

Shares are being offered to prospective investors pursuant to Regulation CF under the Securities Act. Unless the sale of Shares should qualify for such exemption the investors might have the right to rescind their purchase of Shares. Since compliance with these exemptions is highly technical, it is possible that if an investor were to seek rescission, such investor would succeed. A similar situation prevails under state law in those states where Shares may be offered without registration. If a number of investors were to be successful in seeking rescission, the Company would face severe financial demands that could adversely affect the Company and, thus, the non-rescinding investors. Inasmuch as the basis for relying on exemptions is factual, depending on the Company's conduct and the conduct of persons contacting prospective investors and making the Offering, the Company will not receive a legal opinion to the effect that this Offering is exempt from registration under any federal or state law. Instead, the Company will rely on the operative facts as documented as the Company's basis for such exemptions.

Risks Related to the Securities

The Securities will not be freely transferable under the Securities Act until one year from the initial purchase date. Although the Securities may be transferable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. In addition, there currently is no market for our Shares.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no to limited information rights owed to Investors.

The securities acquired in this Offering may be significantly diluted as a consequence of subsequent equity financings and the bonus Securities offered in this Offering.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of the Securities offered herein will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Additionally, if we issue bonus Securities pursuant to this Offering, some Investors may experience dilution. Investors who invest $2,500.00 or more in this Offering will be entitled to receive up to 10% in additional bonus Securities. Therefore, investors receiving bonus Securities are effectively receiving a discount on the Securities they purchase.

Bonus Securities have identical rights, privileges, preferences as well as restrictions to the Common Stock to be purchased by investors. The issuance of bonus Securities could cause immediate dilution to your investment.

Anti-takeover provisions in our charter and Delaware law could discourage, delay, or prevent a change in control of the Company and may affect the trading price of our Common Stock.

We are a Delaware corporation, and the anti-takeover provisions of the Delaware Revised Statutes may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. In addition, our articles of incorporation and bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable.

Our articles of incorporation and bylaws:

- authorize the issuance of "blank check" preferred stock that could be issued by our Board of Directors to thwart a takeover attempt;
- provide that vacancies on our Board of Directors, including newly created directorships, may be filled by a majority vote of directors then in office;
- place restrictive requirements (including advance notification of stockholder nominations and proposals) on how special meetings of stockholders may be called by our stockholders;
- do not provide stockholders with the ability to cumulate their votes; and
- provide that our Board of Directors or a majority of our stockholders may amend our bylaws.

Our largest stockholder beneficially owns a significant number of shares of our common stock. Such stockholder's interests may conflict with other stockholders, who may be unable to influence management and exercise control over our business.

As of the date of this offering, our largest stockholder, our President, owns over 49% of our Shares of common stock currently outstanding. As a result, such stockholder may be able to: elect or defeat the election of our directors, amend, or prevent amendment to our certificates of incorporation or bylaws, effect or prevent a merger, sale of assets or other corporate transaction, and control the outcome of any other matter submitted to the stockholders for vote. Accordingly, other stockholders may be unable to influence management and exercise control over our business.

Because we have not paid dividends in the past and do not expect to pay dividends in the near future, any return on investment may be limited to the value of our Shares.

We have never paid cash dividends on our stock and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our stock will depend on earnings, financial condition and other business and economic factors affecting it at such a time that management may consider relevant. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if its stock price appreciates.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

We have established Preferred Stock which can be designated by the Company's Board of Directors without shareholder approval.

The Company has 20,000,000 shares of preferred stock authorized. The shares of preferred stock of the Company may be issued from time to time in one or more series, each of which shall have a distinctive designation or title as shall be determined by the board of directors of the Company prior to the issuance of any shares thereof. The preferred stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as adopted by the board of directors. Because the board of directors is able to designate the powers and preferences of the preferred stock without the vote of a majority of the Company's shareholders, shareholders of the Company will have no control over what designations and preferences the Company's preferred stock will have. The issuance of shares of preferred stock or the rights associated therewith could cause substantial dilution to our existing shareholders. Additionally, the dilutive effect of any preferred stock which we may issue may be exacerbated given the fact that such preferred stock may have voting rights and/or other rights or preferences which could provide the preferred shareholders with substantial voting control over us and/or give those holders the power to prevent or cause a change in control, even if that change in control might benefit our shareholders. As a result, the issuance of shares of preferred stock may cause the value of our securities to decrease.

Investors must give up voting rights.

Investors will be required to sign an irrevocable voting proxy in favor of our CEO. Our CEO will be able to vote all investor Shares on their behalf.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.


THE OFFERING


We are conducting this Offering to capitalize the development and manufacture of our products and implementation of our business plan.

We are offering a minimum of 10,000 and up to a maximum of 9,685,230 Shares of common stock of the Company at a price of $0.50 per Share. Investors will be charged a fee of 3.25% of their subscription amount, for a Target Offering Amount to $5,162.50 and a Maximum Offering Amount to $4,999,999.99. The minimum investment for any investor is 2,000 Shares or $1,032.50 (including the Investor Processing Fee). If the Target Offering Amount has not been raised by the Offering Deadline of September 4, 2025, this offering will be terminated and investor funds will be returned without interest or deduction.

The Company is offering the following investor rewards based upon investment amounts:

$2,500 investment:	1% bonus Securities
$5,000 investment:	2% bonus Securities
$25,000 investment:	3% bonus Securities
$50,000 investment:	5% bonus Securities
$100,000 investment:	10% bonus Securities

Bonus Shares will be issued at the close of the Offering.

We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason.

Intermediary

In order to purchase the Securities, you must complete the purchase process through our Intermediary, DealMaker Securities LLC. All committed funds will be held in escrow with Enterprise Bank & Trust until released to the Company following one or more closings. Each investor may cancel its investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time(s) as the Company designates for a closing pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

We have also hired affiliates of the Intermediary to provide transfer agent, marketing and technology services, which affiliates will receive fees in addition to the fees and commissions payable to the Intermediary.

The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

Fees and Commissions

Our Intermediary and its affiliates will receive the following commissions and fees for acting as Intermediary and hosting our funding portal:

$20,500 activation fees;

8.5% of the amount raised in the Offering (including the Investor Processing Fee), payable in cash from Offering proceeds (each closing of the Offering) (this fee may be partially refunded so that it is discounted to 6.5% upon commencement of a Regulation A offering by the Company);

$15,000 monthly marketing fee for a period of three months; and

$2,000 monthly subscription fee during the Offering, which could total $24,000.

Use of Proceeds

The following table illustrates how we intend to use the net proceeds received from this Offering if we raise the Target Offering Amount and if we raise the Maximum Offering Amount.

Use of Proceeds	Maximum Offering Amount ($4,999,999.99)	Target Offering Amount ($5,162.50)
Fees to Intermediary	$ 514,500	$5,162.50
Marketing	$ 986,810	
Product Development	$ 1,480,215	
Salaries	$ 762,535	
Inventory	$ 762,535	
Sales and Business Development	$ 493,405	

(1) Investors will pay a transaction fee of 3.25% of their respective subscription amounts. This fee will be included within the Target Offering Amount, Maximum Offering Amount, and the individual investor investment limits, but Investors will not receive Shares in exchange for the Investor Processing Fee. The Intermediary will earn a commission on the amount of Investor Processing Fees collected by the Company.

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Investor Suitability

In order to purchase the Securities, investors must make a commitment to purchase Shares by completing the subscription process hosted by DealMaker Securities, LLC, our Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies.

Pursuant to the Subscription Agreement, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

    A.   an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B.   the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

   i.   Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

   ii.   Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

   iii.   For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Investment Cancellations

Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing and the Investor will receive the Securities in exchange for their investment.

Closings

In the event an amount equal the Target Offering Amount is committed by investors prior to the Offering Deadline, the Company may conduct a closing of the Offering early, *provided* the early closing date must be at least 21 days from the time the Offering opened. The Company may conduct subsequent closings on a rolling basis after it has conducted an initial closing until all Shares have been sold or the Offering Deadline. All investors with unaccepted subscriptions commitments will receive notice of their scheduled closing date at least five business days prior to such closing. Investors who are committed as of the date such notice is provided will be able to cancel their investment commitment until 48 hours before the applicable offering closing date.

Investor funds will be held in escrow with Enterprise Bank & Trust until released to the Company following a closing. The Company will notify Investors through the Intermediary when the Target Offering Amount has been reached.

The Company will return all funds to investors in the event a Form C-W is filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company. Both the Company and the Intermediary reserve the right to reject, in whole or in part, in their sole and absolute discretion, any investment commitment. If all or a portion of any investment commitment is rejected, the applicable prospective Investor's funds will be returned without interest or deduction.

DESCRIPTION OF SECURITIES

The rights and obligations of the Company's shareholders are governed by its Certificate of Incorporation and Bylaws. None of our securities are currently listed or quoted for trading on any national securities exchange or national quotation system.

Capital Structure

The Company is authorized to issue up to 80,000,000 shares of common stock and 20,000,000 shares of preferred stock. In May, 2024, the Company amended its Certificate of Incorporation to effectuate a 5 to 1 reverse stock split. As of July 5, 2024, the Company had approximately 14,416, Shares of common stock outstanding. It has also reserved 1,584,000 for issuance under a future equity incentive plan the Company intends to adopt. The Company has not designated or issued any preferred stock.

Common Stock

We are authorized to issue 80,000,000 shares of common stock.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. Shareholders may take action by written consent. However, Investors in this offering will be required to grant the Company's CEO an irrevocable proxy to vote their Shares, essentially rendering the Shares non-voting for Investors.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available.

Holders of our common stock have no pre-emptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation or our Bylaws that would prevent or delay change in our control.

Preferred Stock

We are authorized to issue 20,000,000 shares of preferred stock. The board of directors is authorized, subject to any limitations prescribed by the laws of the State of Delaware, by resolution or resolutions, to provide for the issuance of the shares of Preferred Stock in one or more series, and to establish from time to time the number of shares to be included in each such series, to fix the designation, powers (including voting powers), preferences and relative, participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase (but not above the total number of authorized shares of such class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series. Except as otherwise expressly provided in any Certificate of Designation designating any series of Preferred Stock, any new series of Preferred Stock may be designated, fixed and determined as provided herein by the board of directors without approval of the holders of common stock or the holders of Preferred Stock, or any series thereof, and any such new series may have powers, preferences and rights, including, without limitation, voting powers, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the common stock, the Preferred Stock, or any future class or series of Preferred Stock or common stock.

Distributions

We have not paid dividends to date and do not intend to pay dividends in the near future. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Delaware Anti-Takeover Statute

We could become subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held (will apply when we have 2,000+ shareholders of record) Delaware corporation from engaging under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

- Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder.
- Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer.

- On or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law, our certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Disclosure of commission position on indemnification for securities liabilities

The Company's Bylaws and Certificate of Incorporation, subject to the provisions of Delaware Law, contain provisions which allow the corporation to indemnify its officers and directors against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to the Company if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, may be unenforceable.

Corporate Actions/Minority Investors

Investors will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Additional issuances of securities.
Following your investment in the Company, the Company may sell Shares to additional investors, which could dilute the percentage interest of the Investor in the Company. The Investor will not have the opportunity to increase its investment in the Company in such a transaction. The inability of the Investor to make a follow-on investment. or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities.
The Company does not currently have a redemption policy.

A sale of the issuer or of assets of the issuer.
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Such transactions must be approved by our Board and a majority of shareholders. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties.
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an Investor may eventually have in the Company. The Company intends to make future equity issuances outside of this Offering which will dilute Investors.

Investors should understand the potential for dilution. An investor's stake in a company could be diluted due to the company issuing additional interests. In other words, when the company issues more interests, the percentage of the company that you own will go down, even though the value of the company may go up. You could own a smaller piece of a larger company. This increase in the number of interests outstanding could result from an additional equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds or warrants) into interests.

If the Company issues more Shares, which is its intent, an investor could experience value dilution, with each Interest being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per interest.

The type of dilution that hurts early-stage investors mostly occurs when the company sells more interests in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each interest to hold a certain amount of value, it's important to realize how the value of those interests can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings per interest.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Different methods of valuation produce a different answer as to what your investment is worth.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

We determined the offering price for this Offering arbitrarily primarily basing it upon the projected revenue and comparative company valuations.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

Outstanding Debt

In 2021, the Company issued loans payable totaling $35,000. As of December 31, 2023, and 2022, $35,000 remained outstanding. The loan amounting to $20,000 has 3% interest. In 2023 and 2022, the Company incurred interest expense of $600 and $600, respectively. As of December 31, 2023 and 2022, accrued interest was $1,272 and $672, respectively. The amounts are unsecured and loan $15,000 is due as per availability of funds and $20,000 is due on November 17, 2024. These loans are from related parties, $15,000 by Ajai, Inc. under common control and $20,000 by Advansoft International Inc. owned by Ajay Sunkara's family member.

Outstanding Options, Safes, Convertible Notes, Warrants

None

Previous Offerings of Securities

The Company has not conducted a previous securities offering. It has issued Shares to its officers, directors and service providers.

Transfer Agent and Registrar

DealMaker Transfer Agent, LLC will act as transfer agent and registrar for the Securities.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Audited financial statements are attached to this Form C as <u>Exhibit E</u>.

Operations, Liquidity, and Capital Resources

Operations

<u>Revenues:</u> 12/31/2023 - $0.00 (zero for 12/31/2022)

<u>Cost of Sales:</u> 12/31/2023 - $0.00 (zero for 12/31/2022)

<u>Gross Profit :</u> 12/31/2023 - $0.00 (zero for 12/31/2022)

<u>Operating Expenses:</u> 12/31/2023 - $718,057 ($27,069 for 12/31/2022). The increase in Operating Expenses in 2023 were primarily from issuing common stock to advisors providing service and R&D expenses towards building and improving prototypes

<u>Other Income and Expenses:</u> 12/31/2023 - $600 ($708 for 12/31/2022)

<u>Loss from Operations</u>: 12/31/2023 - $718,657 (27,069 for 12/31/2022) – refer to section on Operating Expenses

Subsequent to the 2023 audit period, the Company received an additional cash investment from Srini Arasada, an existing shareholder. As a result of this investment, Mr. Arasada's ownership percentage increased. However, the total number of shares outstanding remained unchanged.

The Company is currently focused on achieving several key financial milestones, with a particular emphasis on raising growth capital through equity financing and expanding its market share presence as it prepares for a Regulation CF and intended future Regulation A filing. This strategic initiative aims to enhance the Company's financial foundation, enabling it to capitalize on growth opportunities and solidify its competitive position in the industry. To achieve these objectives, the Company will dedicate significant resources to marketing and business development efforts during 2024 and the first quarter of 2025, targeting key demographics and expanding its customer base through innovative and targeted campaigns.

A crucial component of this strategy is the advancement of research and development efforts, particularly concerning the Robotic Security System. By investing in cutting-edge technology and innovation, the Company seeks to enhance the system's capabilities, ensuring it remains at the forefront of the security industry. This focus on R&D will not only improve product performance but also enable the Company to offer differentiated solutions that meet the evolving needs of its clients.

Additionally, the Company plans to initiate pilot programs and establish strategic partnerships with public & private boards of education and universities. These collaborations aim to validate the product-market fit of the Robotic

Security System and generate early revenue streams. By working closely with educational institutions, the Company can refine its offerings based on real-world feedback and demonstrate the system's value in diverse settings.

While these initiatives are expected to drive long-term growth, they may present operational and liquidity challenges in the near term. The Company is proactively managing its cash position and exploring various financing options, including traditional loans, equipment financing, and other innovative financial instruments, to support its growth strategy. By maintaining a flexible and adaptive financial approach, the Company aims to navigate potential challenges while seizing opportunities for expansion and success.

In summary, the Company's comprehensive strategy encompasses equity financing, market share expansion, and robust research and development, all focused on elevating the Robotic Security System to new heights. Through strategic partnerships and targeted investments, the Company is poised to achieve sustainable growth and establish a strong presence in the market.

Liquidity and Capital Resources

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business.

As of December 31, 2023, the Company had $6,721 in cash and cash equivalents. At December 31, 2023, we had a working capital deficit of $1,991,464. Our working capital deficit is due to the results of operations and lack of revenues. We are dependent on the proceeds of this offering to meet our ongoing expenses.

We anticipate that our future liquidity requirements will arise from the need to fund our growth from operations, pay current obligations and future capital expenditures. The primary sources of funding for such requirements are expected to be cash generated from raising additional funds from the private sources and/or debt financing, if needed. However, we can provide no assurances that we will be able to obtain additional financing on terms satisfactory to us, if at all, to remain a going concern. If adequate funds are not available, then we may not be able to expand our operations. Although we are not presently engaged in any other capital-raising activities, we anticipate that we may engage in one or more private offering of our company's securities. We would most likely rely upon the transaction exemptions from registration provided by Regulation D, Regulation A or conduct another private offering under Section 4(2) of the Securities Act of 1933.

Our Plan of Operation for the next twelve months is to raise capital to implement our strategy. We do not have the necessary cash and revenue to satisfy our cash requirements for the next twelve months. We do not anticipate generating revenues until approximately Q1 2026. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis and ultimately to attain profitability.

Ajai Robotics continues to operate with fiduciary due care the capital investments from its founding directors, while demonstrating a strong commitment to the company's vision and growth. The current cash position of the company relies heavily on these personal investments, which provide a financial runway expected to extend until the end of the calendar year 2024. However, to ensure the company's ongoing success and operational stability, discussions are underway with major shareholders who have expressed a willingness to provide short-term liquidity. This potential commitment aims to bolster the company's financial position, allowing Ajai Robotics to navigate immediate challenges and capitalize on strategic opportunities, thereby reinforcing its path to sustainable growth and innovation.

Due to our limited operations, we are not aware of any trends or known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in material increases or decreases in liquidity.

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of our business strategy. The Company anticipates raising additional capital following this offering through other offering exempt under the Securities Act.

TRANSACTIONS WITH RELATED PERSONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons as of December 31, 2023:

Loan Receivable
In 2023 and 2022, the Company issued loans of $50,000 and $32,000, respectively to Nala Robotics Inc, and in 2023, $30,000 was repaid. In 2022, the Company issued a loan of $5,000 to A1 Kaiser Inc. As of December 31, 2023, and 2022, a total of $57,000 and $37,000 was outstanding, respectively. These loans are issued to related parties under common control. The amounts are non-interest bearing, unsecured and due and payable "as per availability of funds" per agreements.

These loans can be converted into ownership equity in Nala Robotics, Inc. in case of repayment of the loan by the borrower, or both the borrower and the Company may mutually agree to convert the outstanding amount into equity.

Loan Payable
In 2021, the Company issued loans payable totaling $35,000. As of December 31, 2023, and 2022, $35,000 remained outstanding. The loan amounting to $20,000 has 3% interest. In 2023 and 2022, the Company incurred interest expense of $600 and $600, respectively. As of December 31, 2023 and 2022, accrued interest was $1,272 and $672, respectively. The amounts are unsecured and loan $15,000 is due as per availability of funds and $20,000 is due on November 17, 2024. These loans are from related parties, $15,000 by Ajai, Inc. under common control and $20,000 by Advansoft International Inc. owned by Ajay Sunkara's family member.

These loans can be converted into ownership equity in Ajai Robotics, Inc. in case of repayment of the loan by the company or both the Company and the Lender mutually agree to convert the outstanding amount into equity shares of the Company.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix or Exhibit to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's Investor portal website at https://ajairobotics.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) have previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://invest.ajairobotics.com

Exhibits

The following are included as Exhibits to this Form C and should be carefully reviewed by Investors prior to purchasing Securities:

Exhibit B	Articles of Incorporation
Exhibit C	Bylaws
Exhibit D	Subscription Agreement
Exhibit E	Audited Financial Statements
Exhibit F	Video Transcripts and Screenshots of Landing Page and FAQ
Exhibit G	Contract with DealMaker
Exhibit H	Escrow Agreement